Exhibit 12
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Six Months Ended
	June 30,				Year Ended December 31,
	2008		2007		2007		2006		2005		2004		2003
Interest Expense	$33,200		$25,800		$51,500		$51,500		$64,800		$68,100		$74,100

Estimated Interest Portion of Rent Expense	7,554		6,024		12,132		10,168		10,583		11,666		12,183

Fixed Charges	$40,754		$31,824		$63,132		$61,668		$75,383		$79,766		$86,283

Income From Continuing Operations Before Income Taxes	$435,600		$381,200		$826,200		$647,700		$495,000		$428,500		$346,500

Add: Fixed Charges	40,754		31,824		63,132		61,668		75,383		79,766		86,283

Less: Equity in (Earnings)/Losses of Less Than 50% Owned Companies	2,043		5		(265)		(724)		(1,328)		(2,903)		(2,534)

Earnings Before Fixed Charges	$478,397		$413,029		$889,067		$708,644		$569,055		$505,363		$430,249

Ratio of Earnings to Fixed Charges	11.7	x	13.0	x	14.1	x	11.5	x	7.5	x	6.3	x	5.0	x